UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Telecom Argentina S.A.

Item

1.                 Call to Ordinary and Extraordinary General Shareholders’ Meeting for April 28, 2021, proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda and Minutes of the Audit Committee N° 245.

Buenos Aires, March 23, 2021

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary and Extraordinary General Shareholders’ Meeting summoned for April 28, 2021

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meeting summoned for April 28, 2021.

We hereby attach:

a)	The call to an Ordinary and Extraordinary General Shareholders’ Meeting.

b)	The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

c)	The Minutes of the Audit Committee N° 245.

Sincerely,

Fernando J. Balmaceda

Responsible for Market Relations

FREE TRANSLATION

CALL FOR AN ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF TELECOM ARGENTINA S.A.

The Shareholders of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”) are summoned to an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 28, 2021, at 11 a.m. on the first call, and at 12 p.m. on the second call to deliberate upon the agenda of the ordinary Shareholders´ Meeting, at the corporate offices at Ave. Alicia Moreau de Justo N° 50, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1)                   Appoint two shareholders to sign the Minutes of the Meeting.

2)                   Consider the documentation required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (CNV) Rules, and the Bolsas y Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the U.S. Securities and Exchange Commission’s rules and regulations, for the Company’s thirty-second Fiscal Year, ended December 31, 2020 (‘Fiscal Year 2020’).

3)                   Consider the Retained Earnings as of December 31, 2020, which reported a negative balance of AR$5,715,155,909. Proposal to: 1) Absorb the amount of AR$5,715,155,909 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company”. 2) It is also proposed to reclassify the amount of AR$12,196,593,929 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” (which will amount, as a consequence, to AR$46,858,951,409) by charging that amount to the account “Contributed Surplus”, which, after giving effect to such reclassification, will total AR$240,753,599,815.

4)                   Consider the performance of Members of the Board of Directors and Members of the Supervisory Committee who have served during Fiscal Year 2020.

5)                   Consider the compensation for the Members of the Board of Directors (allocated amount: AR$252,586,941) for the fiscal year ended December 31, 2020, which reported a computable loss according to the terms of the CNV Rules.

6)                   Authorize the Board of Directors to pay advances on fees to those Directors who during Fiscal Year 2021 serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).

7)                   Consider the compensation to Members of the Supervisory Committee for their services during Fiscal Year 2020. Proposal to pay the total amount of AR$13,904,904.

8)                   Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee who serve during Fiscal Year 2021 (contingent upon what the Shareholders´ Meeting resolves).

9)                   Determine the number of regular and alternate Members of the Board of Directors to serve from the date of this Shareholders´ Meeting and during three (3) fiscal years.

10)          Elect regular Directors.

11)          Elect alternate Directors.

12)          Elect five (5) regular Members of the Supervisory Committee to serve during Fiscal Year 2021.

13)          Determine the number of alternate Members of the Supervisory Committee to serve during Fiscal Year 2021 and elect them.

14)          Determine the compensation of the Independent Auditors who served during Fiscal Year 2020.

15)          Appoint the Independent Auditors of the financial statements for Fiscal Year 2021 and determine their compensation.

16)          Consider the budget for the Audit Committee for Fiscal Year 2021 (AR$10,769,274).

THE BOARD OF DIRECTORS

Note 1: Item 3 on the Agenda will be addressed in accordance with the rules applicable to the extraordinary meeting, and the rest of the items will be addressed in accordance with the rules applicable to the ordinary meeting. To be able to attend the Shareholders’ Meeting, the holders of Class B and Class C shares must deposit the book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at Ave. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. Within the same term and timetable, the holders of book-entry shares Class A and D must notify their attendance to the Meeting. The deadline is April 22, 2021, at 5 p.m.

Note 2: Within the regulatory deadline and at the place and time indicated in Note 1, hard copies of the documents related to the Shareholders´ Meeting may be withdrawn, which may also be consulted on the Telecom Argentina’s website: www.telecom.com.ar.

Note 3: Pursuant to the provisions of CNV Rules in section 22 of Chapter II, Title II, at the time of registration to take part in the Shareholders´ Meeting and at the time of attending the Shareholders´ Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote [in a divergent manner.

Note 5: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders´ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: In the case that the prohibition, limitation or restriction on the free circulation of people in general is maintained, as a consequence of the state of sanitary emergency pursuant to the Necessity and Urgency Decree No. 297/2020 and subsequent regulations introduced by the National Executive Power, and as long as it is not possible to hold the Shareholders’ Meeting in person: (i) The Shareholders’ Meeting will be held remotely, complying with the precautions provided by the General Resolution No. 830/2020 of the Comisión Nacional de Valores or the rule that may substitute said Resolution in the future, by using the Cisco Webex system, which allows the simultaneous transmission of sound, images and words throughout the entire Shareholders’ Meeting; (ii) Shareholders must communicate their attendance to the Shareholders’ Meeting to the email address: AsuntosSocietarios@teco.com.ar until April 22, 2021, at 5:00 p.m. The holders of Class B and Class C Shares must attach to their communication the respective book-entry shareholding certificates issued for this purpose by Caja de Valores S.A.; (iii) The link and the instructions to access the system, together with the indications about the Shareholders’ Meeting, will be sent to the shareholders who communicate their attendance to the Shareholders’ Meeting, to the email address indicated in their attendance confirmation, in accordance with item (ii); (iv) Shareholders must provide the following information regarding the holder of the shares: name and surname or full corporate name; type and number of identity card or registration data with precise identification of the specific registry and its jurisdiction; address, with indication of its kind. In addition, they must provide the same information regarding the representative(s) of the holder of the shares that will attend the Shareholders’ Meeting; (v) The Shareholders taking part at the Shareholders’ Meeting through attorneys-in-fact must send to the Company five (5) business days before the Shareholders’ Meeting the corresponding power-of-attorney , which shall be duly authenticated; (vi) At the time of voting, each shareholder will be required to vote on each item, and each vote will be cast through the Cisco Webex system which enables the simultaneous transmission of sound, images and words; (vii) As a prior item on the Agenda of the Shareholders’ Meeting, the holding of the meeting remotely will be subject to consideration, with the majority required for an amendment to the bylaws.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is that “the Shareholders propose the persons that will sign the Meeting Minutes.”

Proposal for the Second Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Approve Telecom Argentina’s documentation for Fiscal Year 2020 required by CNV Rules Title IV Chapter I article 1 (N.T. 2013): the Board Report and its Annex I (Report on the Corporate Governance Code); the Informative Briefing; the Financial Statements and all their accompanying Notes and Annexes; the information of the Financial Statements for the period ended December 31, 2020 required by CNV Rules and the BYMA Listing Rules section 62; the Report from the Supervisory Committee; the Annual Report submitted by the Audit Committee, and the rest of the documentation for the fiscal year, including the English language documentation required by the Securities & Exchange Commission, as said documentation has been submitted and approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively, to the extent of their respective competencies.”

Proposal for the Third Item on the Agenda:

Regarding the Retained Earnings as of December 31, 2020, reporting a negative balance of AR$5,715,155,909, the Board proposes to the Shareholders’ Meeting to: “1) Absorb the amount of AR$5,715,155,909 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company”. 2) It is also proposed to: “Reclassify the amount of AR$12,196,593,929 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” (which will amount, as a consequence, to AR$46,858,951,409) by charging that amount to the account “Contributed Surplus”, which, after giving effect to such reclassification, will total AR$240,753,599,815.”

Please note that this proposal sets forth amounts in constant currency as of December 31, 2020.

Proposal for the Fourth Item on the Agenda:

No proposal is formulated on this item, for which the Shareholders’ Meeting will consider the performance of the Members of the Board of Directors and the Members of the Supervisory Committee of Telecom Argentina who have served during Fiscal Year 2020.

Proposal for the Fifth Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Allocate a total compensation of AR$252,586,941 to the Members of the Board of Directors of Telecom Argentina who served during Fiscal Year 2020 to be distributed among independent directors, directors who performed technical-administrative tasks, or directors who performed special assignments, in the manner that the Board of Directors resolves.”

Proposal for the Sixth Item on the Agenda:

The Board proposes to: “Authorize the Board of Directors to pay advances on fees to those Directors of Telecom Argentina that during Fiscal Year 2021 serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).”

Proposal for the Seventh Item on the Agenda:

The Board proposes to the Shareholders Meeting to: “Approve a total compensation of AR$13,904,904 for the Supervisory Committee of Telecom Argentina in consideration of their services during Fiscal Year 2020, to be equally distributed among the five regular Members of said Committee, in the manner determined by the Supervisory Committee, after the portion corresponding to the Member that represents said Committee before the Executive Committee is allocated.”

Proposal for the Eighth Item on the Agenda:

The proposal is made to: “Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee of Telecom Argentina who serve during Fiscal Year 2021, contingent upon what the Shareholders’ Meeting resolves.”

Proposal for the Ninth Item on the Agenda:

The Board refrains from formulating a proposal on this item. The Shareholders are informed that the Corporate Bylaws require the Board of Directors to be comprised of the number of regular members that the Meeting shall determine, within a minimum of eleven and a maximum of seventeen members, with a three-year tenure. The Shareholders´ Meeting shall appoint an equal or lower number of alternate members who shall serve for the same term as regular members, in order to fill in any potential vacancies. The order and method of appointment shall be determined by the Shareholders´ Meeting.

Proposal for the Tenth and Eleventh Items on the Agenda:

The Board refrains from formulating a proposal regarding the persons to be appointed as regular and alternate members of the Board of Directors. The shareholders nominating Board members are reminded of theneed to inform to the Meeting whether those nominees are “independent” or “non-independent” in accordance with CNV Rules.

Proposal for Twelfth Item on the Agenda:

The Board abstains from making a proposal regarding the persons to be designated as regular Members of the Supervisory Committee. The Shareholders nominating Members of said Committee are reminded of the provisions of Law 26,831 section 79: ‘For publicly listed companies per shares or debt negotiable instruments, all Members of the Supervisory Committee shall qualify as independent,’ and therefore, they are required to report to the Shareholders´ Meeting if they qualify as “independent” in accordance with the standard specified by the Comisión Nacional de Valores’ Rules.

Proposal for the Thirteenth Item on the Agenda:

The Board proposes to the Shareholders Meeting to: “Determine that the number of Alternate Members of the Supervisory Committee to serve during Fiscal Year 2021 should be five (5) members.”

The Board abstains from making a proposal regarding the persons to be designated as Alternate Members of the Supervisory Committee.

Proposal for Fourteenth Item on the Agenda:

The Board proposes to the Shareholders to: “Determine the compensation for the audit services provided by the Independent Auditors of the Financial Statements of Telecom Argentina for Fiscal Year 2020 at the amount of AR$80,485,186 (not including VAT), of which AR$51,188,180 correspond to audit tasks of the Financial Statements, and AR$29,297,006 for the audit activities conducted in connection with the certification under Section 404 of Sarbanes- Oxley Act.”

Proposal for the Fifteenth Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Appoint the firm “Price Waterhouse&Co. S.R.L.” as the Independent Auditors of the financial statements of Telecom Argentina for Fiscal Year 2021.” If this proposal is approved, Mr. Alejandro Javier Rosa would serve as the regular certifying accountant, and Mr. Reinaldo Sergio Cravero and Mr. Ezequiel Luis Mirazón would serve indistinctly as alternates. Furthermore, it is proposed that: “The compensation of the designated Independent Auditors be determined by the Shareholders´ Meeting considering the financial documentation for Fiscal Year 2021, delegating powers to the Audit Committee to determine the method of service delivery and to make advance payments on fees.”

Proposal for the Sixteenth Item on the Agenda:

The proposal to the Shareholders’ Meeting is that: “In accordance with the estimate made by the Audit Committee, the budget for the functioning of said Committee for Fiscal Year 2021 be established at the amount of AR$10,769,274”.

AUDIT COMMITTEE

MEETING MINUTES No. 245

MEMBERS IN ATTENDANCE:	Martín Héctor D’Ambrosio, Carlos Alejandro Harrison and Germán Horacio Vidal

SECRETARY:	Héctor Daniel Cazzasa

EXTERNAL ADVISOR:	Armando F. Ricci

OTHER ATTENDEES:	Alejandro Miralles
On behalf of Supervisory Committee:
Eduardo Javier Villegas Contte

DATE OF MEETING:	March 16, 2021 – 03.05 p.m.

PROCEEDINGS OF MEETING:

1.                        Opinion on the proposals that the Board of Directors intends to submit to the Annual Ordinary Shareholders´ Meeting:

I.                     Opinion on the proposal for Board of Directors’ fees for fiscal year 2020 and advance fee payments to Directors serving in fiscal year 2021;

II.                Opinion on the proposal for Independent Auditors’ fees for fiscal year 2020;

III.           Opinion on the proposal to appoint Independent Auditors for fiscal year 2021;

IV.         Expenses of the Audit Committee — 2020 Report and 2021 Budget.

The Chairman states that the Board of Directors of the Company, at its meeting No. 416 held on March 9, 2021, decided to request the opinion of the Audit Committee, in accordance with section 110, subsections a) and e) of Law 26,831 and Section 10A of the U.S. Securities Exchange Act, on certain proposals that the Board of Directors intends to submit for the consideration of the Annual General Ordinary Shareholders’ Meeting that will consider the Fiscal Year ended December 31, 2020.

For the sake of better dealing with the proposals on which the Board asks for an opinion of the Audit Committee, a summary is included below:

1)               The proposal to allocate to the Members of the Board of Directors of Telecom Argentina S.A. who have served during Fiscal Year 2020 (from April 28, 2020 to December 31, 2020) a total compensation of AR$ 252,586,941, to be distributed among independent Directors, Directors who performed technical-administrative tasks, or Directors who performed special assignments. Said amount includes the fees for Board of Directors’ Members who held the roles of Chairman and Vice Chairman of the Company, served on various Board of Directors’ Committees, and performed technical and administrative tasks. It is also proposed that the Board of Directors be delegated the powers to distribute said amount among its Members and be authorized to make advance payments of Directors’ fees contingent upon the resolution made by the Shareholders’ Meeting that considers the Fiscal Year ending December 31, 2021, as long as the provisions of the General Corporations Law No. 19,550 and other applicable regulations are complied with for the abovementioned cases.

2)               The proposal to pay Price Waterhouse & Co. S.R.L. (“PwC”) for its services as Independent Auditors of Telecom Argentina S.A.’s financial statements for Fiscal Year 2020, the amount of AR$ 80,485,186 (which does not include VAT), broken down into AR$ 51,188,180 for financial statements audit tasks, and AR$ 29,297,006 for audit tasks related to the certification under Section 404 of the Sarbanes Oxley Act.

3)               The proposal to appoint Price Waterhouse & Co. S.R.L. as Independent Auditors of Telecom Argentina’s financial statements for the Fiscal Year ending December 31, 2021, with Alejandro Javier ROSA acting as the regular certifying accountant and Reinaldo Sergio CRAVERO and Ezequiel L. MIRAZON as his alternates.

The Audit Committee has also been asked to report the amount of expenses that was required for its functioning, regulatory update and training activities during Fiscal Year 2020 to be reported to the Shareholders’ Meeting, and to perform an evaluation of the resources it considers necessary to carry out its duties during Fiscal Year 2021, in order to request the Shareholders’ Meeting to approve the respective budget.

I. OPINION ON THE PROPOSAL FOR BOARD OF DIRECTORS’ FEES FOR FISCAL YEAR 2020 AND ADVANCE FEE PAYMENTS TO DIRECTORS SERVING IN FISCAL YEAR 2021

The proposal is to allocate to the Directors of Telecom Argentina S.A. who served during Fiscal Year 2020 (from April 28, 2020 to December 31, 2020) a total compensation of AR$ 252,586,941, and it is proposed to the Shareholders’ Meeting to delegate to the Board of Directors the authorization to distribute such amount among Board members. The aforementioned amount includes the fees for the performance of Directors’ duties, the roles of Chairman and Vice Chairman of the Company, participation in the various Board of Directors’ Committees, as well as compensation for the technical and administrative functions performed.

In order to evaluate such proposal, the members of the Audit Committee have considered the following:

A.            The roles of the members of the Board of Directors;

B.             The specific dedication to their functions as part of the Governing Body;

C.             The responsibilities assigned and assumed, and their representation of the Company;

D.            The value added to the business for the technical tasks performed;

E.              The expertise, background, professional experience and reputation of the Directors;

F.               The roles of Chairman and Vice-Chairman, and the compensation for the technical and administrative tasks fulfilled;

G.            The fact that some members of the Board serve on several committees (Executive Committee, Audit Committee), requiring a specific professional profile, spending many hours of work, and involving tasks of high responsibility;

H.            The Company’s volume of business and the strategic decisions made in the governing body;

I.                   The exclusiveness of the Directors who are part of the Audit Committee, who do not participate in other Audit Committees in the market;

J.                 The tasks performed in companies abroad in which Telecom has an equity share;

K.            The consistency of the current proposal with those submitted in previous fiscal years, considering the challenging global context in which the Board had to carry out its duties since March 2020;

L.              The provisions of article 261 of the General Corporations Law No. 19,550, and the compensation nature of the functions assigned;

M.         The provisions of CNV Rules Chapter III Title II

N.            The market behavior of publicly traded companies that are listed both on Argentine and US Stock Exchanges.

Based on the above, the Audit Committee unanimously agrees that the total compensation of AR$ 252,586,941 submitted for consultation by the Board of Directors for its Members serving during Fiscal Year 2020 (from April 28, 2020 to December 31, 2020) is reasonable and adequate, and does not involve any infringement of any legal, regulatory or statutory provision applicable to the Company.

Additionally, the Audit Committee unanimously considers reasonable to propose authorizing the Board of Directors to make advance payments to those Directors serving during Fiscal Year 2021 (contingent upon approval by the Shareholders Meeting that reviews Fiscal Year 2021 documents), as it is an accepted market practice, in line with the provisions of the General Business Law.

II. OPINION ON THE PROPOSAL ON INDEPENDENT AUDITORS’ FEES FOR FISCAL YEAR 2020

The Board of Directors requested the opinion of the Audit Committee on the proposal it intends to submit to the Shareholders regarding the fees to be paid to Price Waterhouse & Co. S.R.L., for their services as Independent Auditors of the financial statements of Telecom Argentina S.A. for Fiscal Year 2020. The proposal to be submitted at the Shareholders’ Meeting includes the payment of AR$ 80,485,186 (which does not include VAT), of which AR$ 51,188,180 are fees for financial statements audit tasks, and AR$ 29,297,006 are fees for the audit activities performed in connection with the certification under Section 404 of the Sarbanes Oxley Act.

The Audit Committee unanimously determines that the amount of AR$ 51,188,180 that the Board of Directors will propose to the Shareholders’ Meeting as compensation for the financial statements audit tasks of the Company performed by the Independent Auditors during Fiscal Year 2020 is reasonable and consistent with the magnitude, importance, and quality of the tasks performed, and is within the range of the fees approved by other publicly listed companies similar to Telecom Argentina S.A.

Likewise, taking into account the complexity of the task and the specialization required from the Independent Auditors to perform the audit activities for the certification under Section 404 of the Sarbanes Oxley Act, the Audit Committee unanimously concludes that the amount of AR$ 29,297,006 that the Board of Directors will propose to the Shareholders’ Meeting as compensation for the performance of said tasks is also equally reasonable.

III. OPINION ON THE PROPOSAL TO APPOINT INDEPENDENT AUDITORS FOR FISCAL YEAR 2021

The Board of Directors will propose to the annual General Ordinary Shareholders´ Meeting to appoint Price Waterhouse & Coopers. as Independent Auditors of the financial statements of Telecom Argentina S.A. for the Fiscal Year ending December 31, 2021. In this case, the firm has announced that, in line with the audit rotation requirement as per CNV General Resolution 622/13, it will appoint to lead this account Alejandro Javier Rosa acting as the regular certifying accountant, and Reinaldo Sergio Cravero and Ezequiel L. Mirazón as his alternates.

The Audit Committee, under the specific provisions of CNV regulations —substantiated opinion required by articles 25 and 28 of Section VI, Chapter III, Title II of the CNV Rules (N.T. 2013 and amendments)— has carried out a review of the background and performance of the firm Price Waterhouse & Co. S.R.L. (“PwC”), which is also the current provider of independent auditing services. The review was based mainly on:

•                    the consideration of the work done by both the audit and support teams of the firm, at both national and international level, evidencing in-depth knowledge of the business systems and processes, and particularly, of the financial reporting process.

•                    the knowledge of the background and the weighting of their performance, obtained as part of the Audit Committee’s activities of annual oversight and evaluation of Independent Auditors, whose essential objective is to achieve reliability in the financial information that the Company provides to control entities, investors, and markets.

Thus, the Audit Committee concludes that, in summary, PwC is a firm of local and international recognized prestige, with a vast and outstanding professional record, and with procedures that meet stringent levels of quality and independence at its audited companies.

Additionally, it has sound knowledge of the business of Telecom Argentina S.A., and of its administrative systems and control structure.

Therefore, the Audit Committee, based on the background of the proposed firm, its performance in previous years and the abovementioned considerations, unanimously resolves to submit to the Board of Directors a favorable opinion on the proposal to appoint PwC as Independent Auditors for the Fiscal Year 2021.

IV. AUDIT COMMITTEE EXPENSES - 2020 REPORT AND 2021 BUDGET

The Board of Directors also requested the Audit Committee to report the amount of expenses incurred in its operation and training activities during Fiscal Year 2020, which amounted to AR$ 1,976,000, and to conduct and assessment of resources that it considers necessary to carry out its activities during Fiscal Year 2021, in order to request the approval by the Shareholders’ Meeting of the corresponding budget.

In this regard, Mr. Cazzasa submits a report on the expenses incurred by the Committee during the fiscal year and budget period 2020, which was impacted by the lack of in-person activities due to the pandemic. The members of the Committee review the different items included in the report, which originally amounted to AR$ 6,950,000.

Continuing with discussions concerning the budget, in view of the activities performed during the previous fiscal year, the training and advisory needs estimated for the current year, the hiring of services required for the effective performance of its tasks and responsibilities, and the advisability of maintaining an adequate financial autonomy, as well as the general evolution of costs, the members of the Audit Committee agree on the convenience to request the Shareholders’ Meeting to approve an operating budget of AR$ 10,769,274 for Fiscal Year 2021.

The following is placed on record:

a)              A copy of the Audit Committee’s expense report and budgetary estimates;

b)             A survey of Directors’ fees and the composition of the proposed fees for the members of Telecom Argentina S.A.’s Board, and

c)              The appointment and fees of the Independent Auditors, which are included in the folder of supporting documents for the topics addressed by the Committee.

Finally, it is unanimously resolved that the Chairman, Mr. Carlos Alejandro Harrison, sign this document on behalf of the Audit Committee and forward it to the Board of Directors of Telecom Argentina S.A.

There being no further matters to consider, the meeting is adjourned and the meeting recording on the CISCO WEBEX MEETING Platform under the title” Minute N°245” is stopped at 3.40 p.m.

Martín Héctor D’Ambrosio                         Germán Horacio Vidal

Carlos Alejandro Harrison

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 23, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations